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                        [Briggs and Morgan Letterhead]

February 22, 1996

Securities and Exchange Commission                       VIA EDGAR TRANSMISSION
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

  RE:  MAIRS AND POWER GROWTH FUND, INC.
       RULE 477 WITHDRAWAL OF AMENDMENT NO. 46 TO FORM N-1A (REG. NO. 2-14290)

Ladies and Gentlemen:

    On behalf of Mairs and Power Growth Fund, Inc. (the "Fund"), we hereby request the withdrawal of the Fund's Post-Effective Amendment No. 46 to the above-captioned registration statement. Amendment No. 46 was filed with the Commission on February 22, 1996 under an EDGAR submission header which incorrectly identified the submission type as an N-1/A. The correct submission type should have been 485B24F. Pursuant to Rule 477, the Fund respectfully requests the Commission's consent to the withdrawal of the above-captioned filing. The Fund intends to file a Post-Effective Amendment No. 47 under the correct submission type.

    Pursuant to Rule 901(d) of Regulation S-T, a conforming copy of this electronic filing is not being submitted to the Commission.

                                      Very truly yours,

                                      /s/ CHRISTOPHER C. CLEVELAND

                                      Christopher C. Cleveland

CCC/dm

cc: Peter G. Robb
    Kathleen Kellerman